UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2008

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F      X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : January 31, 2008	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

Selected Financial Information

<consistent with Japanese GAAP>

For the nine months ended December 31, 2007

Mitsubishi UFJ Financial Group, Inc.

[Contents]

I. Financial Highlights for the nine months ended December 31, 2007		1

II. Summary Report for the nine months ended December 31, 2007

1. Financial Results	[ MUFG Consolidated ] *1	5

	[ BTMU and MUTB Combined ] *2	6

	[ BTMU Non-consolidated ]	7

	[ MUTB Non-consolidated ]	8

2. Non-performing Loans Based on the Financial Reconstruction Law	[ BTMU and MUTB Combined including Trust Accounts ] *3	9

	[ BTMU Non-consolidated : Banking Accounts ]

	[ MUTB Non-consolidated : Banking Accounts]

	[ MUTB Non-consolidated : Trust Accounts ]

3. Return on Equity	[ MUFG Consolidated ]	10

4. Average Interest Rate Spread	[ BTMU and MUTB Combined ]	10

5. Fair Value Information on Investment Securities	[ MUFG Consolidated ]	11

	[ BTMU Non-consolidated ]	12

	[ MUTB Non-consolidated ]	13

6. Loans and Deposits	[ BTMU and MUTB Combined ]	14

7. Domestic Deposits	[ BTMU and MUTB Combined ]	14

8. Domestic Consumer Loans	[ BTMU and MUTB Combined : Banking Accounts]	14

	[ MUTB Non-consolidated : Trust Accounts ]

9. Domestic Loans to Small / Medium-sized Companies and Proprietors	[ BTMU and MUTB Combined : Banking Accounts]	14

	[ MUTB Non-consolidated : Trust Accounts ]

10. Tax Effects of the Items Comprising Net Deferred Tax Assets	[ BTMU Non-consolidated ]	15

	[ MUTB Non-consolidated ]

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.

“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.

(*3)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

I. Financial Highlights for the nine months ended December 31, 2007

1. Highlights of Consolidated Statements of Income

Consolidated net business profits was ¥985.4 billion, a decrease of ¥165.9 billion compared to the previous nine months ended December 31, 2006. This decrease was mainly due to a decrease in consolidated gross profits by the deterioration in financial market conditions.

Consolidated net income was ¥314.6 billion, a decrease of ¥375.8 billion compared to the previous nine months period. This was mainly due to ¥334.4 billion of total credit related costs in the nine months ended December 31, 2007, and the recording of reconstruction allowance which was accounted for as extraordinary losses in the interim period of fiscal 2007, due to the implementation of structural reforms at Mitsubishi UFJ NICOS Co., Ltd.

		(in billions of yen )
		Nine months ended December 31, 2007 (A)	Nine months ended December 31, 2006 (B)	(A) - (B)
1	Gross profits before credit related costs for trust accounts	2,559.9	2,687.2	(127.3)
2	General and administrative expenses	1,574.5	1,535.9	38.5
3	Net business profits before credit related costs for trust accounts and provision for general allowance for credit losses	985.4	1,151.3	(165.9)
4	Credit related costs*[1]	(334.4)	(133.2)	(201.1)
5	Total of net gains (losses) on equity securities	36.9	17.9	19.0
6	Profits (Losses) from investments in affiliates	12.8	(32.6)	45.4
7	Other net non-recurring gains (losses)	(35.6)	(39.3)	3.6

8	Ordinary profits	665.0	963.9	(298.9)

9	Net extraordinary gains	(32.9)	186.2	(219.2)
10	Gains on loans written-off	31.2	94.7	(63.4)
11	Reversal of allowance for credit losses	—	140.0	(140.0)
12	Provision for reserve for losses related to business restructuring	(62.4)	—	(62.4)
13	Total of income taxes-current and income taxes-deferred	262.7	389.5	(126.8)
14	Minority interests	54.6	70.1	(15.4)

15	Net income	314.6	690.5	(375.8)

16	Total credit related costs (negative amount express expenses)*[2]	(334.4)	6.7	(341.2)

*[1]	Credit related costs = Credit related costs(Net non-recurring gains(losses))+Credit related costs for trust accounts +Provision for general allowance for credit losses
*[2]	Total credit related costs = Credit related costs+Reversal of allowance for credit losses

Mitsubishi UFJ Financial Group, Inc.

2. Highlights of Consolidated Balance Sheets

à	Loans and Deposits

Loans and bills discounted (including trust accounts) were ¥88.7 trillion, an increase of ¥1.7 trillion compared to September 30, 2007, due to an increase in both domestic and overseas loans.

Deposits were ¥121.6 trillion, an increase of ¥3.9 trillion compared to September 30, 2007, mainly due to an increase in deposits of domestic (individual) accounts and deposits at overseas offices .

The average interest rate spread (sum of two banks*) between domestic loans and domestic deposits increased to 1.48% in the third quarter (from October 1 to December 31) of fiscal 2007 , from 1.44% in the first half of fiscal 2007.

à	Non-performing loans (Sum of two banks* )

Non-performing loans ratio was 1.21% representing a decline of 0.07 points compared to September 30, 2007. The progress in the disposal of non-performing loans and upgrades of borrowers’ credit ratings contributed to this decline in non-performing loans ratio.

*	Two banks means The Bank of Tokyo-Mitsubishi UFJ, Ltd., and Mitsubishi UFJ Trust and Banking Corporation.

à	Net unrealized gains (losses) on securities (Total of other securities with market value)

Net unrealized gains (losses) on other securities with market value were ¥2.33 trillion, a decrease of ¥0.64 trillion compared to September 30, 2007. This decrease was due to a decrease in unrealized gains on domestic equity securities.

Net unrealized losses of other securities (Other) which includes sub-prime loan related financial products were ¥0.02 trillion.

Mitsubishi UFJ Financial Group, Inc.

à	Regarding investments in sub-prime loan related financial products and SIVs(*1) as of end of December 2007.

•	MUFG Group’s investments in sub-prime loan related financial products and SIVs are as the table below.

(Management accounting basis, approximate figures, in billions of Japanese Yen.)

	End of September 2007	End of December 2007		Change
Sub-prime loan related investments (excluding SIVs)
Impairment	(4.0)	[ (9.0	) (*2)]	(5.0)
Balance (after impairment)	259.0	243.0		(16.0)
Appraisal losses	(8.0)	(30.0)		(22.0)

Appraisal losses on sub-prime loan related investments (including SIVs)	(20.0)
Appraisal losses on SIVs that holds sub-prime loan related securitized products	(12.0)

(*1)	SIV is an abbreviation of Structured Investment Vehicle, which is a collective name for such vehicles investing in securitized products.
(*2)	The impairment amount is the cumulative total from April 2007.

	End of September 2007	End of December 2007		Change
Investments in SIVs
Losses on sales of SIVs	—	[ (2.0	)]	(2.0)
Impairment	—	[ (44.0	)]	(44.0)
Balance (after impairment)	89.0	39.0		(50.0)
SIVs that invests in sub-prime loan related securitized products	49.0	13.0		(36.0)
SIVs that does not invest in sub-prime loan related securitized products	40.0	26.0		(14.0)
Appraisal losses	(18.0)	(1.0)		17.0
SIVs that invests in sub-prime loan related securitized products	(12.0)	—		12.0
SIVs that does not invest in sub-prime loan related securitized products	(6.0)	(1.0)		5.0

(*3)

The disclosure of the sub-prime loan related investment balance as of the end of September 2007 includes the balance held by SIVs that directly relates to the holding of the sub-prime loan related investments (JPY 3.0 billion).

(*4)	The disclosure of the appraisal losses of sub-prime loan related investments includes the full amount (JPY 12.0 billion) of appraisal losses of SIVs that holds sub-prime loan related investments.

Mitsubishi UFJ Financial Group, Inc.

•

We recorded a loss of approximately ¥55.0 billion regarding sub-prime loan related investments and SIV investments for the nine months between April and December 2007, mainly due to impairment on our SIV investments. (This comprises of ¥9.0 billion in impairment on sub-prime loan related investments, ¥44.0 billion in impairment on SIV investments, and ¥2.0 billion in losses on the sale of SIVs, which are [            ] above.)

•

The balance of sub-prime loan related investments (excluding SIVs) as of end of December 2007 was approximately ¥243.0 billion, a decrease of ¥16.0 billion from end of September, mainly due to redemption. The appraisal losses on such investments as of end of December was approximately ¥30.0 billion, a decrease of ¥22.0 billion from end of September, mainly due to the decline in market prices of our ABS investments. For reference, approximately 96% of our sub-prime loan related investments (excluding SIVs) were rated triple A as of end of December 2007, which is unchanged from end of September.

•

The balance of investments in SIVs as of end of December 2007 was approximately ¥39.0 billion, a decrease of ¥50.0 billion from end of September, mainly due to impairment caused by the decline in credit ratings and the worsening of market conditions. The appraisal loss on such investments after impairment was approximately ¥1.0 billion.

•

For reference, the balance of sub-prime loan related investments guaranteed by monoline insurers is almost nil as of end of December 2007. Though we hold securitized products such as CLOs that are guaranteed by monoline insurers, nearly all of these are rated triple A without the monoline guarantee. In addition, we do not have any lending or credit derivative transactions with monoline insurers.

Mitsubishi UFJ Financial Group, Inc.

II. Summary Report for the nine months ended December 31, 2007

1. Financial Results

MUFG Consolidated

	(in billions of yen)
	For the nine months ended December 31, 2007 (A)	For the nine months ended December 31, 2006 (B)	Increase (Decrease) (A) - (B)
Gross profits	2,559.8	2,687.1	(127.3)
(Gross profits before credit related costs for trust accounts)	2,559.9	2,687.2	(127.3)
Net interest income	1,385.9	1,379.8	6.1
Trust fees	112.0	113.1	(1.0)
Credit related costs for trust accounts (1)	(0.0)	(0.0)	0.0
Net fees and commissions	796.1	839.9	(43.8)
Net trading profits	256.7	207.9	48.8
Net other business profits	8.9	146.3	(137.4)
Net gains (losses) on debt securities	(5.3)	6.2	(11.5)
General and administrative expenses	1,574.5	1,535.9	38.5
Amortization of goodwill	9.5	6.4	3.1
Net business profits before provision for general allowance for credit losses, credit related costs for trust accounts and amortization of goodwill	994.9	1,157.7	(162.7)
Net business profits before provision for general allowance for credit losses and credit related costs for trust accounts	985.4	1,151.3	(165.9)
Provision for general allowance for credit losses (2)	11.4	—	11.4
Net business profits*	996.8	1,151.2	(154.4)
Net non-recurring gains (losses)	(331.7)	(187.2)	(144.5)
Credit related costs (3)	(345.8)	(133.2)	(212.6)
Losses on loan write-offs	(156.9)	(121.1)	(35.7)
Provision for specific allowance for credit losses	(170.9)	—	(170.9)
Other credit related costs	(18.0)	(12.0)	(6.0)
Net gains (losses) on equity securities	36.9	17.9	19.0
Gains on sales of equity securities	115.1	54.0	61.0
Losses on sales of equity securities	(7.1)	(1.6)	(5.5)
Losses on write down of equity securities	(71.0)	(34.5)	(36.5)
Profits (losses) from investments in affiliates	12.8	(32.6)	45.4
Other non-recurring gains (losses)	(35.6)	(39.3)	3.6

Ordinary profits	665.0	963.9	(298.9)

Net extraordinary gains (losses)	(32.9)	186.2	(219.2)
Gains on loans written-off	31.2	94.7	(63.4)
Reversal of allowance for credit losses (4)	—	140.0	(140.0)
Provision for reserve for losses related to business restructuring	(62.4)	—	(62.4)
Income before income taxes and others	632.0	1,150.2	(518.1)
Income taxes-current	66.6	87.6	(20.9)
Income taxes-deferred	196.0	301.8	(105.8)
Minority interests	54.6	70.1	(15.4)

Net income	314.6	690.5	(375.8)

Note:

*       Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit related costs (1)+(2)+(3)+(4)	(334.4)	6.7	(341.2)

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in billions of yen)
	For the nine months ended December 31, 2007 (A)	For the nine months ended December 31, 2006 (B)	Increase (Decrease) (A) - (B)
Gross profits	1,642.6	1,718.4	(75.8)
(Gross profits before credit related costs for trust accounts)	1,642.6	1,718.5	(75.8)
Net interest income	1,030.7	998.9	31.7
Trust fees	84.1	82.0	2.0
Credit related costs for trust accounts (1)	(0.0)	(0.0)	0.0
Net fees and commissions	371.5	401.3	(29.7)
Net trading profits	140.2	104.6	35.5
Net other business profits	15.9	131.3	(115.3)
Net gains (losses) on debt securities	8.6	6.3	2.2
General and administrative expenses	962.1	936.2	25.9
Net business profits before provision for general allowance for credit losses and credit related costs for trust accounts	680.5	782.3	(101.8)
Provision for general allowance for credit losses (2)	11.1	—	11.1
Net business profits	691.6	782.2	(90.5)
Net non-recurring gains (losses)	(195.5)	(118.9)	(76.5)
Credit related costs (3)	(198.5)	(89.6)	(108.9)
Losses on loan write-offs	(109.3)	(73.2)	(36.0)
Provision for specific allowance for credit losses	(80.4)	—	(80.4)
Other credit related costs	(8.7)	(16.3)	7.6
Net gains (losses) on equity securities	10.0	3.3	6.7
Gains on sales of equity securities	89.7	42.9	46.7
Losses on sales of equity securities	(6.6)	(1.2)	(5.4)
Losses on write down of equity securities	(72.9)	(38.3)	(34.6)
Other non-recurring gains (losses)	(7.0)	(32.6)	25.5

Ordinary profits	496.0	663.2	(167.1)

Net extraordinary gains (losses)	41.4	246.1	(204.7)
Reversal of allowance for credit losses (4)	—	204.1	(204.1)
Reversal of reserve for contingent losses included in credit related costs (5)	0.5	—	0.5
Income before income taxes	537.4	909.3	(371.9)
Income taxes-current	17.6	13.5	4.0
Income taxes refund	9.8	—	9.8
Income taxes-deferred	194.0	226.1	(32.0)

Net income	335.5	669.7	(334.1)

(Reference)
Total credit related costs (1)+(2)+(3)+(4)+(5)	(186.7)	114.4	(301.2)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in billions of yen)
	For the nine months ended December 31, 2007 (A)	For the nine months ended December 31, 2006 (B)	Increase (Decrease) (A) - (B)
Gross profits	1,355.4	1,387.9	(32.4)
Net interest income	889.4	839.8	49.6
Net fees and commissions	285.3	307.7	(22.3)
Net trading profits	135.4	91.7	43.6
Net other business profits	45.1	148.5	(103.4)
Net gains (losses) on debt securities	33.8	17.3	16.5
General and administrative expenses	814.1	786.4	27.6
Net business profits before provision for general allowance for credit losses	541.2	601.4	(60.1)
Provision for general allowance for credit losses (1)	8.7	—	8.7
Net business profits	550.0	601.4	(51.4)
Net non-recurring gains (losses)	(181.0)	(123.2)	(57.7)
Credit related costs (2)	(190.6)	(99.1)	(91.5)
Losses on loan write-offs	(108.1)	(72.5)	(35.6)
Provision for specific allowance for credit losses	(72.5)	—	(72.5)
Other credit related costs	(9.8)	(26.5)	16.6
Net gains (losses) on equity securities	18.5	2.6	15.8
Gains on sales of equity securities	80.4	34.6	45.7
Losses on sales of equity securities	(5.5)	(0.6)	(4.8)
Losses on write down of equity securities	(56.4)	(31.3)	(25.0)
Other non-recurring gains (losses)	(8.9)	(26.8)	17.8

Ordinary profits	368.9	478.1	(109.2)

Net extraordinary gains (losses)	38.1	210.0	(171.8)
Reversal of allowance for credit losses (3)	—	172.2	(172.2)
Income before income taxes	407.1	688.1	(281.0)
Income taxes-current	17.8	13.2	4.6
Income taxes refund	9.8	—	9.8
Income taxes-deferred	136.4	180.5	(44.0)

Net income	262.6	494.4	(231.8)

(Reference)
Total credit related costs (1)+(2)+(3)	(181.8)	73.1	(255.0)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in billions of yen)
	For the nine months ended December 31, 2007 (A)	For the nine months ended December 31, 2006 (B)	Increase (Decrease) (A) - (B)
Gross profits	287.1	330.4	(43.3)
(Gross profits before credit related costs for trust accounts)	287.2	330.5	(43.3)
Net interest income	141.2	159.1	(17.9)
Trust fees	84.1	82.0	2.0
Credit related costs for trust accounts (1)	(0.0)	(0.0)	0.0
Net fees and commissions	86.2	93.6	(7.3)
Net trading profits	4.8	12.9	(8.0)
Net other business profits	(29.2)	(17.2)	(11.9)
Net gains (losses) on debt securities	(25.2)	(10.9)	(14.2)
General and administrative expenses	147.9	149.7	(1.7)
Net business profits before provision for general allowance for credit losses and credit related costs for trust accounts	139.2	180.8	(41.6)
Provision for general allowance for credit losses (2)	2.4	—	2.4
Net business profits	141.6	180.7	(39.1)
Net non-recurring gains (losses)	(14.5)	4.2	(18.8)
Credit related costs (3)	(7.9)	9.4	(17.4)
Losses on loan write-offs	(1.1)	(0.7)	(0.4)
Provision for specific allowance for credit losses	(7.8)	—	(7.8)
Other credit related costs	1.1	10.2	(9.0)
Net gains (losses) on equity securities	(8.4)	0.6	(9.1)
Gains on sales of equity securities	9.2	8.2	1.0
Losses on sales of equity securities	(1.1)	(0.5)	(0.5)
Losses on write down of equity securities	(16.5)	(6.9)	(9.5)
Other non-recurring gains (losses)	1.8	(5.8)	7.7

Ordinary profits	127.1	185.0	(57.9)

Net extraordinary gains (losses)	3.2	36.1	(32.8)
Reversal of allowance for credit losses (4)	—	31.9	(31.9)
Reversal of reserve for contingent losses included in credit related costs (5)	0.5	—	0.5
Income before income taxes	130.3	221.1	(90.8)
Income taxes-current	(0.1)	0.3	(0.5)
Income taxes-deferred	57.5	45.5	12.0

Net income	72.9	175.2	(102.3)

(Reference)
Total credit related costs (1)+(2)+(3)+(4)+(5)	(4.9)	41.3	(46.2)

Mitsubishi UFJ Financial Group, Inc.

2. Non-performing Loans Based on the Financial Reconstruction Law

BTMU and MUTB Combined including Trust Accounts

	(in billions of yen)
	As of December 31, 2007	As of December 31, 2006	As of March 31, 2007 (Reference)
Bankrupt and de facto bankrupt	105.4	122.1	115.9
Doubtful	706.6	455.2	647.9
Special attention	324.3	619.9	562.0

Total non-performing loans (A)	1,136.4	1,197.4	1,325.8

Total loans (B)	93,298.4	89,682.0	90,594.0

Non-performing loan ratio (A) / (B)	1.21%	1.33%	1.46%
BTMU Non-consolidated : Banking Accounts
	(in billions of yen)
	As of December 31, 2007	As of December 31, 2006	As of March 31, 2007 (Reference)
Bankrupt and de facto bankrupt	95.5	111.3	107.3
Doubtful	640.0	417.9	575.5
Special attention	285.1	514.9	474.3

Total non-performing loans (A)	1,020.7	1,044.2	1,157.3

Total loans (B)	83,205.0	79,374.4	80,232.3

Non-performing loan ratio (A) / (B)	1.22%	1.31%	1.44%
MUTB Non-consolidated : Banking Accounts
	(in billions of yen)
	As of December 31, 2007	As of December 31, 2006	As of March 31, 2007 (Reference)
Bankrupt and de facto bankrupt	9.7	10.6	8.3
Doubtful	66.4	37.0	72.1
Special attention	38.5	103.9	86.7

Total non-performing loans (A)	114.7	151.6	167.2

Total loans (B)	9,937.4	10,133.5	10,190.8

Non-performing loan ratio (A) / (B)	1.15%	1.49%	1.64%
MUTB Non-consolidated : Trust Accounts
	(in billions of yen)
	As of December 31, 2007	As of December 31, 2006	As of March 31, 2007 (Reference)
Bankrupt and de facto bankrupt	0.1	0.2	0.2
Doubtful	0.1	0.3	0.1
Special attention	0.6	0.9	0.8

Total non-performing loans (A)	0.9	1.4	1.3

Total loans (B)	155.9	174.0	170.8

Non-performing loan ratio (A) / (B)	0.59%	0.84%	0.77%

Note:

The figures shown above are classified by the claims category under Article 4 of the “Ordinance for Enforcement of the Law concerning Emergency Measures for the Revitalization of Financial Functions”. The results of the self-assessment as of December 31, 2007 and as of December 31, 2006 are reflected in the figures for each relevant date, except with respect to some assets which are not material.

Mitsubishi UFJ Financial Group, Inc.

3. Return on Equity

MUFG Consolidated

	(%)
	For the nine months ended December 31, 2007	For the fiscal year ended March 31, 2007 (Reference)
ROE *	6.55	14.97

Note: * ROE is computed as follows:

[For the nine months ended December 31, 2007]

Net income × 4 / 3 - Equivalent of annual dividends on nonconvertible preferred stocks	x 100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred shares at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred shares at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

[For the fiscal year ended March 31, 2007]

Net income - Annual dividends on nonconvertible preferred stocks	x 100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred shares at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred shares at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

4. Average Interest Rate Spread

BTMU and MUTB Combined

(Domestic business segment)

	(%)
	For the nine months ended December 31, 2007	For the fiscal year ended March 31, 2007 (Reference)
Average interest rate on loans and bills discounted	1.72	1.48
Average interest rate on deposits and NCD	0.26	0.12
Interest rate spread	1.45	1.35

Mitsubishi UFJ Financial Group, Inc.

5. Fair Value Information on Investment Securities

MUFG Consolidated

Following tables include:

“Investment securities”, negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others.

Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of December 31, 2007
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Debt securities being held to maturity	3,049.0	12.9	16.2	3.2

	(in billions of yen)
	As of December 31, 2007
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other securities	39,336.2	2,330.8	2,950.5	619.7
Domestic equity securities	6,776.1	2,386.9	2,626.3	239.3
Domestic bonds	17,367.0	(33.0)	28.4	61.4
Other	15,193.0	(23.0)	295.8	318.9
Foreign equity securities	280.3	144.5	147.4	2.9
Foreign bonds	9,295.5	(61.7)	31.9	93.6
Other	5,617.0	(105.8)	116.4	222.2

	(in billions of yen)
	As of December 31, 2006
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Debt securities being held to maturity	3,299.2	(3.4)	6.4	9.9

	(in billions of yen)
	As of December 31, 2006
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other securities	43,375.3	3,116.7	3,484.9	368.2
Domestic equity securities	7,473.0	3,009.9	3,126.9	116.9
Domestic bonds	22,922.4	(111.0)	8.8	119.9
Other	12,979.8	217.8	349.1	131.3

(Reference)

	(in billions of yen)
	As of March 31, 2007
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Debt securities being held to maturity	3,255.8	0.9	9.0	8.1

	(in billions of yen)
	As of March 31, 2007
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other securities	42,791.3	3,384.2	3,693.2	309.0
Domestic equity securities	7,661.6	3,221.3	3,322.5	101.2
Domestic bonds	22,061.9	(70.3)	17.4	87.7
Other	13,067.8	233.3	353.3	120.0

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

Following tables include:

“Investment securities”, negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others.

Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of December 31, 2007
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Debt securities being held to maturity	1,995.7	(0.5)	0.4	0.9
Stocks of subsidiaries and affiliates	560.1	294.8	338.3	43.4

	(in billions of yen)
	As of December 31, 2007
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other securities	31,501.9	1,591.7	2,102.9	511.2
Domestic equity securities	5,367.2	1,599.9	1,816.5	216.6
Domestic bonds	14,579.3	(43.8)	16.1	60.0
Other	11,555.3	35.6	270.1	234.5

	(in billions of yen)
	As of December 31, 2006
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Debt securities being held to maturity	2,359.4	(7.2)	0.0	7.2
Stocks of subsidiaries and affiliates	501.5	628.3	631.3	2.9

	(in billions of yen)
	As of December 31, 2006
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other securities	35,624.8	2,168.4	2,478.1	309.6
Domestic equity securities	5,925.6	2,052.1	2,165.0	112.8
Domestic bonds	20,097.4	(106.0)	5.2	111.3
Other	9,601.7	222.3	307.7	85.4

(Reference)

	(in billions of yen)
	As of March 31, 2007
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Debt securities being held to maturity	2,249.6	(5.8)	0.0	5.8
Stocks of subsidiaries and affiliates	501.5	622.5	623.4	0.8

	(in billions of yen)
	As of March 31, 2007
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other securities	35,160.5	2,383.9	2,648.1	264.2
Domestic equity securities	6,090.2	2,230.8	2,330.7	99.9
Domestic bonds	19,398.7	(76.8)	9.0	85.8
Other	9,671.6	229.9	308.3	78.4

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

Following tables include:

“Investment securities”, Beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others.

Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of December 31, 2007
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Debt securities being held to maturity	912.8	14.2	14.2	—
Stocks of subsidiaries and affiliates	6.4	(0.5)	—	0.5

	(in billions of yen)
	As of December 31, 2007
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other securities	5,974.2	445.6	531.8	86.1
Domestic equity securities	1,304.3	468.0	503.1	35.1
Domestic bonds	2,343.9	9.7	10.3	0.6
Other	2,325.9	(32.0)	18.3	50.3

	(in billions of yen)
	As of December 31, 2006
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Debt securities being held to maturity	812.7	5.2	5.2	0.0
Stocks of subsidiaries and affiliates	—	—	—	—

	(in billions of yen)
	As of December 31, 2006
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other securities	5,921.3	612.1	650.2	38.1
Domestic equity securities	1,452.3	593.0	616.0	22.9
Domestic bonds	2,416.0	(0.9)	3.7	4.6
Other	2,052.8	20.0	30.5	10.5

(Reference)

	(in billions of yen)
	As of March 31, 2007
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Debt securities being held to maturity	875.6	7.7	7.7	0.0
Stocks of subsidiaries and affiliates	1.9	(0.0)	—	0.0

	(in billions of yen)
	As of March 31, 2007
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other securities	5,818.4	686.2	710.8	24.5
Domestic equity securities	1,510.7	651.8	667.9	16.1
Domestic bonds	2,272.7	7.5	8.0	0.5
Other	2,034.9	26.8	34.8	7.9

Mitsubishi UFJ Financial Group, Inc.

6. Loans and Deposits

BTMU and MUTB Combined

	(in billions of yen)
	As of December 31, 2007	As of December 31, 2006	As of March 31, 2007 (Reference)
Deposits (ending balance)	114,713.3	109,885.4	112,041.3
Deposits (average balance)	111,255.2	110,124.4	110,056.1
Loans (ending balance)	80,350.3	80,639.5	78,085.4
Loans (average balance)	78,078.5	79,923.1	79,633.7

7. Domestic Deposits

BTMU and MUTB Combined

	(in billions of yen)
	As of December 31, 2007	As of December 31, 2006	As of March 31, 2007 (Reference)
Individuals	62,884.2	61,112.0	60,858.3
Corporations and others	37,958.0	38,275.6	40,840.2
Domestic deposits	100,842.3	99,387.6	101,698.5

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

8. Domestic Consumer Loans

BTMU and MUTB Combined : Banking Accounts

	(in billions of yen)
	As of December 31, 2007	As of December 31, 2006	As of March 31, 2007 (Reference)
Total domestic consumer loans	17,977.7	18,450.7	18,236.2
Housing loans	16,965.6	17,268.0	17,098.6
Others	1,012.1	1,182.7	1,137.6

MUTB Non-consolidated : Trust Accounts

	(in billions of yen)
	As of December 31, 2007	As of December 31, 2006	As of March 31, 2007 (Reference)
Total domestic consumer loans	86.8	94.1	92.7
Housing loans	85.8	92.8	91.5
Others	0.9	1.2	1.1

9. Domestic Loans to Small / Medium-sized Companies and Proprietors

BTMU and MUTB Combined : Banking Accounts

	(in billions of yen)
	As of December 31, 2007	As of December 31, 2006	As of March 31, 2007 (Reference)
Domestic loans to small / medium-sized companies and Proprietors	43,500.9	44,243.6	43,804.9
Percentage to total domestic loans	64.17%	62.61%	64.46%

MUTB Non-consolidated : Trust Accounts

	(in billions of yen)
	As of December 31, 2007	As of December 31, 2006	As of March 31, 2007 (Reference)
Domestic loans to small / medium-sized companies and Proprietors	236.6	272.6	272.2
Percentage to total domestic loans	85.65%	82.03%	85.40%

Mitsubishi UFJ Financial Group, Inc.

10. Tax Effects of the Items Comprising Net Deferred Tax Assets

BTMU Non-consolidated

	(in billions of yen)
	As of December 31, 2007	Changes from March 31, 2007
Deferred tax assets	1,294.9	(194.1)
Net operating losses carried forwards	753.4	(151.7)
Allowance for credit losses	433.3	3.8
Write-down on investment securities	208.9	(10.3)
Reserve for employees’ retirement benefits	80.7	(8.8)
Other	429.6	(21.4)
Valuation allowance	(611.1)	(5.6)
Deferred tax liabilities	980.1	(314.0)
Unrealized gains on other securities	721.7	(275.0)
Revaluation gaines on securities upon merger	169.1	(44.2)
Other	89.2	5.3
Net deferred tax assets	314.8	119.8

MUTB Non-consolidated

	(in billions of yen)
	As of December 31, 2007	Changes from March 31, 2007
Deferred tax assets	160.2	(55.4)
Net operating losses carried forwards	102.7	(53.9)
Write-down on investment securities	78.5	3.7
Allowance for credit losses	41.1	0.5
Other	48.8	7.8
Valuation allowance	(111.0)	(13.6)
Deferred tax liabilities	219.8	(88.0)
Unrealized gains on other securities	188.6	(90.3)
Other	31.2	2.2
Net deferred tax assets	(59.6)	32.6